File# 82-5069

BC FORM 51-901F

QUARTERLY REPORT

Incorporated as part of : _______**Schedule A**
___**X**___**Schedules B & C**

ISSUER DETAILS:

NAME OF ISSUER: Technovision Systems, Inc. (TVS)

ISSUER ADDRESS: Unit 1 - 3180 – 262nd Street
Aldergrove, BC
V4W 2Z6

ISSUER TELEPHONE NUMBER: 604.856.6281

CONTACT PERSON: Gordon Tremain

CONTACT'S POSITION: President

CONTACT TELEPHONE NUMBER : 604.856.6281

FOR QUARTER ENDED: November 30, 2001

DATE OF REPORT: January 28, 2002

CERTIFICATE

THE TWO SCHEDULES REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE BOARD OF DIRECTORS HAS APPROVED THE DISCLOSURE CONTAINED THEREIN. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

Gordon Tremain	"Gordon Tremain"	January 28, 2002
NAME OF DIRECTOR	SIGNATURE	January 28, 2002
Raj Raniga	"Raj Raniga"	January 28, 2002
NAME OF DIRECTOR	SIGNATURE	January 28, 2002

dlw 3/1

SCHEDULE B

TECHNOVISION SYSTEMS INC.

1. SCHEDULE OF EXPLORATION AND DEVELOPMENT AND GENERAL AND ADMINISTRATIVE EXPENDITURES DURING THE SIX MONTHS ENDED NOVEMBER 30, 2001

   See financial information Schedule A: Statement of Income and Deficit.

2. SECURITIES ISSUED DURING THE SIX MONTHS ENDED NOVEMBER 30, 2001

   See Notes to consolidated financial statements: Schedule A.

3. AUTHORIZED AND ISSUED SHARE CAPITAL AS OF NOVEMBER 30, 2001

   See Notes to consolidated financial information: Schedule A.

4. OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES OUTSTANDING AS OF NOVEMBER 30, 2001.

   See Notes to consolidated financial information: Schedule A.

5. AGGREGATE AMOUNT OF EXPENDITURES MADE TO PARTIES NOT AT ARMS LENGTH FROM THE ISSUER DURING THE SIX-MONTH PERIOD.

   $ 850,049 including officers

3\. OFFICERS AND DIRECTORS AS OF NOVEMBER 30, 2001:

Gordon Tremain, President, CEO, Director
Denise Page, Executive Vice-President, Secretary, Director
Rajesh Raniga CGA, Chief Financial Officer, Director
Stephen K. Winters, Legal Counsel, Director
Diane Urquhart, Director
Larry Lees, Director
Cliff Sweeney, Director
Tom Samplonius, Vice-President Network Operations

SCHEDULE C - MANAGEMENT DISCUSSION

August 31, 2001 to November 30, 2001

Description of Business

Technovision Systems, Inc. ("the company") is a provider of Internet and Web Services, including full networking capabilities, through its Registered Trademark, UNIServe Online. The company's products cover a wide range of Internet access services. The most common is e-mail, which allows a user to send or receive text messages to or from anyone with an Internet address. The World Wide Web allows access to a network of servers that uses a special communications protocol to link different servers throughout the Internet and permits communication of text, graphics, video and sound. File Transfer Protocol allows a user to move and transfer files to a remote computer system connected to the Internet or transfer files from that system. Newsreader allows users to read and write messages in news groups on specific topics. Internet Relay Chat allows groups live conference discussions by subject. The company also offers commercial web services including web hosting, web development, domain name registration and scripting. Individual customers have a choice of a variety of packages of services as follows: -

a) the **Lite Package** priced at $8.95 per month provides an E-mail address and up to 10 hours of access time plus additional services,
b) the **Value Package** priced at $18.95 per month provides an E-mail address and up to 90 hours of access time plus additional services,
c) the **Standard Package** priced at $24.95 per month provides an E-mail address and up to 120 hours of access time plus additional services,
d) Web related **Single Site Package** priced at $29.95 per month (after a one-time $50 set-up fee) for 30 MB of space (for www.yourcompany.com) plus 5 e-mailboxes and 1 year domain transfer/registration,
e) Web related **Multi-Site/Reseller Package** priced at $64.95 per month (after a one-time $100 set-up fee) for 100 MB of space, 10 e-mail boxes and 1-year domain transfer/registration.
f) **DSL** services priced as low as $39.95 per month plus the cost to lease or purchase a modem.

At the date of our last year-end filing, October 17, 2001, for the fiscal year end May 31, 2001, the company had a total of 58,650 paying subscribers. As at January 28, 2002, the number of paying subscribers has increased to 60,033.

The company has continued its strategy of expanding its on-line operations to include a larger geographical area of BC and has recently expanded its sphere of operations to include parts of Alberta and Ontario. As of the date of this report, the company, through UNIServe Online, is providing services to the following cities: -

BRITISH COLUMBIA

Abbotsford	Chilliwack	D'Arcy	Hope
Castlegar	Courtenay	Duncan	Grand Forks
Chetwynd	Cranbrook	Dawson Creek	Fort St. John
Kamloops	Kelowna	Kitimat	Lillooet
MacKenzie	Merritt	Nanaimo	Nelson
Parksville	Penticton	Prince George	Prince Rupert

Port Alberni	Trail	Vanderhoof	Vernon
Quesnel	Smithers	Terrace	100 Mile House
Squamish	Vancouver	Whistler	Campbell River
Victoria	Williams Lake	Sechelt	Creston
Ganges			

ALBERTA

Edmonton	Calgary

ONTARIO

London	Barrie	Toronto

In total, there are approximately 225 communities in BC where UNIServe currently provides a complete range of Internet access products.

Significant Risk Factors and Uncertainties

The Company is subject to a number of risks due to the nature of its business and the present state of development of business. The key factors that are of concern are the following:

- being competitive,
- able to offer high speed service,
- being technically competent and
- provide superior customer service.

Investor Relations Activities

The company has continued to maintain and develop its Internet Web Site at http://www.tvs.net where a complete information package is available for download. The company issues news releases via a news wire service and through its Web Site, and sends investor information to persons on the company's database. It also maintains contact with brokers, analysts and interested shareholders.

Commitments and Contingencies

The Company has obligations under long-term contracts with suppliers of communications services relating to the internet service business for various periods up to the year 2006. The contracts have minimum monthly base charges and pre-determined penalties if terminated early. Future minimum telco payments under these contracts as at November 30, 2001 are as follows:

2002	$ 11,375,696
2003	13,520,680
2004	16,533,756
2005	15,406,676
2006 and thereafter	40,000

Related Party Transactions

During the period, the Company had the following related party transactions:

(a) The Company paid consulting and professional fees in the amount of $640,835 (2000 – $513,763) to a companies owned by the directors of the Company. These fees represent compensation for services provided by nine people to the Company.

(b) During the period, the Company paid $116,044 for interest, hardware and software purchases to a company owned by one of the directors.

Management Changes to date of this report

On June 29, 2001, Cliff Sweeney was appointed a Director, and on July 5, 2001, Owen Barker was laid off as VP Finance and Administration and his duties were assumed by the company's CFO. On September 26, 2001, Ross Jepson resigned as Chief Operating Officer.

News Releases, Material Change Reports, and Significant Transactions

On August 17, 2001, the company announced that the international accounting firm of KPMG has been engaged as the company's auditor upon the resignation of the existing audit firm of Delves Freer Anderson Raniga. With the company expanding nationally, it was felt by Management that the time had come to appoint an auditing firm who could cover all areas of the country. Also, announced was the fact that an additional outside Director, Cliff Sweeney, had been appointed to the Board. Mr. Sweeney is a professional business consultant and prior to 1994 he was a senior executive in the investment banking division of a major Canadian Chartered Bank.

On October 5, 2001, the company announced that pursuant to a settlement agreement dated September 26, 2001, the company's Chief Operating Officer, Ross Jepson, had surrendered his employment contract, agreed to a one-year non-competition clause, and tendered his immediate resignation. Additionally, the company has recaptured 909,092 of its shares that were issued under a Share Exchange Agreement and Share Management Indenture dated October 2, 2000, that was part of the consideration for the purchase of iTCANADA.com Inc. The shares were returned to the company treasury for cancellation. A payment of $100,000 cash will be made to Mr. Jepson in monthly installments of $15,000 which approximates his former salary.
On October 19, 2001, the company published a review of its dispute with Diane Urquhart, one of the ITCanada vendors and one of its directors ("Urquhart"), and others, along with some background information as follows: -

a) ITCanada.com Acquisition Agreement
By agreement dated October 2, 2000 (the "ITC Acquisition Agreement"), the Company acquired the shares of iTCanada.com. Inc. ("ITC"). ITC had option agreements to purchase 28 companies ("Target Companies") with a total stated to be 175,000 Internet access subscribers. The Company issued as consideration 9,090,909 common shares to Montreal Trust Company subject to the terms of a share management indenture (the "Indenture"). The shares were issued subject to cancellation. For each 25,000 new subscribers coming from the target companies a certain number of shares would NOT be cancelled. The following table shows the staged number of these shares that would NOT be cancelled if the Company completed acquisition agreements to acquire target companies, or new target companies introduced by ITC principals, before December 31, 2001:

Number of New Subscribers	Shares NOT to be Cancelled

25,000		2,727,273
50,000	total of	5,454,546
75,000	total of	7,272,727
100,000	total of	9,090,908

The Indenture provides that the shares in trust will be voted in favor of a Board of Directors consisting of Gordon Tremain, Stephen Winters, Denise Page, Larry Lees, Diane Urquhart and Bernard Borgmann, and as to all other matters as directed by a majority of the directors of the Company. The shares are subject to the Surplus Securities Tier 2 release provisions (over a period of six years from release from trust) pursuant to the provisions of Policy 5.4 Escrow and Vendor Consideration of the CDNX. The Indenture also provides that the sale of shares from the trust in aggregate may not exceed a number per month in excess of three percent of the Company's float.

b) Settlement with Borgmann Group

On March 28, 2001 the Company completed an agreement with five of the ITC vendors other than Urquhart and Ross Jepson ("Jepson") by which they released rights to 5,258,128 shares. The following shows the remaining number of shares which would have been attributable to Urquhart and Jepson if NOT cancelled.

Number of New Subscribers	Shares Not to be Cancelled	
25,000		1,586,133
50,000	total of	2,548,982
75,000	total of	3,190,881
100,000	total of	3,832,780

Pursuant to the same agreement, Bernard Borgmann released the Company from an employment agreement for two years at $125,000 a year and resigned as a director, officer and employee. The Company obtained these releases for an aggregate of $610,000 payable in 12 equal monthly installments from cash on hand.

c) Urquhart's Claim

In April, 2001, Urquhart claimed in arbitration proceedings that the Company's acquisition of the assets of PW Internet Gateway Information Systems Inc., which was completed in January, 2001, should count as an acquisition under the terms of the ITC Acquisition Agreement. On May 17, 2001, the Company disputed the claim and counterclaimed against Urquhart. On July 23, 2001, Urquhart filed a petition in BC Supreme Court claiming against the Company, Gordon Tremain, Stephen Winters, Denise Page and Rajesh Raniga that the affairs of the Company are being conducted in a manner that is oppressive to her. The claim is for a vested interest in 2,923,688 shares being held under the Indenture, an order that the shares not be subject to cancellation, that the Company and/or any or all of the directors be directed to purchase the shares at $1.10 per share, an order that prohibits the Company from removing her as a director, that the Company provide her with documents and information on the affairs of the Company, and an order staying the arbitration. The court denied the application to stay the arbitration which continues. All other matters remain to be resolved at trial.

d) Settlement with Jepson

On September 26, 2001, the Company completed an agreement with Jepson by which he released rights to 909,092 shares held by Montreal Trust under the Indenture leaving 2,923,688 shares in trust, all of which if NOT cancelled are attributable to Urquhart in the following staged amounts:

Number of New Subscribers	Shares Not to be Cancelled

25,000		1,419,475
50,000	total of	2,064,138
75,000	total of	2,493,913
100,000	total of	2,923,688

The Company also obtained a release from an employment agreement with Jepson for two years at $175,000 a year, along with Jepson's resignation as Chief Operating Officer. The Company obtained these releases for $100,000 payable in monthly installments of $15,000.

e) Subscribers Acquired to Date

Since the ITC Acquisition Agreement was executed, the Company has acquired approximately 5,000 subscribers from the Motionlink group of companies, and approximately 2,000 subscribers from Western Internet Portal Services Inc., both of which were Target Companies under the ITC Acquisition Agreement. Also, the Company obtained approximately 14,000 subscribers, as defined in the ITC Acquisition Agreement, from PW Internet Gateway Information Systems Inc. which are the subject of the arbitration referred to above.

f) The Company's Claim

On September 27, 2001 the Company filed a Statement of Claim in BC Supreme Court against Urquhart, her husband Hugh Urquhart, Jepson, Diane M. Aldrich of Eden Prairie, Minnesota, Reed Sumida of Victoria, and Graham Fletcher of Edmonton. Additional corporate defendants include three companies controlled by Ms. Aldrich: Golden Triangle On Line Inc. of Kitchener, WEDJ Canada Ltd. of Waterloo, and WEDJ Holdings Ltd. of Reno. The Company claims the defendants have attempted to take control of the Company through a campaign of slander, intentional interference with economic relations, abuse of process, self-dealing, and intimidation. The Company claims Urquhart and Jepson have breached their fiduciary duties to the Company through contacting the Company's bank and falsely accusing the Company of being mismanaged and an unfit debtor, as well as contacting the CDNX launching unfounded complaints about the directors and management of the Company and the conduct of its business. The Company also claims the defendants contacted suppliers, employees, and auditors KPMG, falsely claiming the Company is mismanaged. Additionally, it is alleged they contacted Telus, Technovision's largest supplier of telephone and Internet access, asking it to finance a takeover of the company. Also, it is alleged the defendants made derogatory comments to potential takeover targets convincing the owners of these companies to breach their agreements. The Company further claims the group contacted the federal tax agency complaining about the company and its management revealing confidential information in the process. It is claimed the defendants also threatened a TVS Director with complaints to the RCMP, and threatened employees and Directors of the Company with complaints to professional associations. In addition, at least one of the defendants allegedly contacted P. Charles Cochrane, a competitor of the Company who is currently suing two Directors, and discussed confidential Company information. The Company claims that as a result of this broad campaign, the Company has spent time and resources dealing with the CDNX and Canada Customs and Revenue Agency investigations. In addition, the Company claims its reputation and that of its directors has been damaged. Further, based on this allegedly unfounded series of complaints, the Company's bank has refused certain financing proposals putting the Company in a position where it has been unable to purchase companies that it would generate profits. The Company also claims Urquhart and Jepson had a personal undisclosed interest in the group of defendants that was attempting to take over the company. The suit claims that while the pair were Directors of ITC, they breached their fiduciary duties by paying $600,000 of ITC's money to Ms. Aldrich's Golden Triangle for a worthless option. The Company seeks court orders, declarations and damages against the defendants, led by an injunction halting the

defendants from saying anything about the company, its business, or employees, to any creditors, accountants, or suppliers. The Company is seeking injunctions to prohibit further alleged frivolous complaints, various damages, and a declaration that the complaints to the CDNX and the tax agency, formerly known as Revenue Canada, are abuses of process. The Company also seeks a court declaration that Urquhart is unfit to act as a director.

Subsequent Events

On November 29, 2001 the company ("Technovision") announced that it entered into an agreement to amalgamate with Axion Communications Inc. ("Axion"). Axion operates Al Axion Internet Communications Inc., an active Vancouver based ISP with approximately 15,000 subscribers and annual revenues approaching $3 million. Shareholders of Technovison will own approximately 70 percent and shareholders of Axion will own approximately 30 percent, of the amalgamated company. On the effective date of the amalgamation, Technovison shareholders will receive 1 common share of the amalgamated company for each common share of Technovision held by them and Axion shareholders will receive 1 common share of the amalgamated company for each 1.65 Axion common shares held by them. The Board of Directors to the the amalgamated company will be comprised of Gordon Tremain, Stephen Winters, Rajesh Raniga, Cliff Sweeney from Technovision and Praveen Varshney, President of Axion, from Axion. One additional independent director is to be named prior to the amalgmation.

On December 14, 20, at the Company's Annual Shareholders Meeting, Diane Urquhart was not re-elected as a Director.

On January 9, 2002 Technovision announced that the amendment, subject to regulatory approval, of all the presently outstanding stock options granted to directors and officers of the Company so that the options are exercisable until January 8, 2007 and the exercise price is changed from $.80 to $.21 per share, and the option to two optionees are being increased by 50,000 options each. The Company is also granting to one of its officers and directors the option to purchase 100,000 common shares at any time on or before January 8, 2007 at a price of $.21 per share, subject to regulatory approval.

Summary and Analysis of Financial Operations

Revenue has grown from $3,399,182 to $5,857,470 which is an increase of 72% over the same period in the last fiscal year. The company experienced a loss before allowance for unusual items of $672,163 compared to a profit of $648,715 for the six months ended November 2000. The loss was caused primarily from ongoing large amortization write-offs relative to asset purchases completed in the previous fiscal year. The company also suffered a net loss for the six months ended of $726,887 or $0.04 per share compared to a profit of $330,583 or $0.03 per share for the same period in 2000.

Working capital is in a deficit position of $2,359,186 versus positive working capital of $1,111,930 as at November 30, 2000. The deficit has been caused by short-term debt taken on as a result of the acquisitions mentioned earlier. Management is of the opinion that the company's cash flow is adequate to service this level of debt. Acquisitions have also caused the company's capital assets to increase from $3,169,679 as at November 30, 2000 to $6,260,786 at the end of the quarter under review.

EBITDA decreased from $896,786 to $439,998 for the 6-month period.

BC FORM 51-901F

QUARTERLY REPORT

Incorporated as part of : __X__ **Schedule A**
_____ **Schedules B & C**

ISSUER DETAILS:

NAME OF ISSUER: Technovision Systems, Inc. (TVS)

ISSUER ADDRESS: Unit 1 - 3180 – 262nd Street
Aldergrove, BC
V4W 2Z6

ISSUER TELEPHONE NUMBER: 604.856.6281

CONTACT PERSON: Gordon Tremain

CONTACT'S POSITION: President

CONTACT TELEPHONE NUMBER : 604.856.6281

FOR QUARTER ENDED: November 30, 2001

DATE OF REPORT: January 28, 2002

CERTIFICATE

THE TWO SCHEDULES REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE BOARD OF DIRECTORS HAS APPROVED THE DISCLOSURE CONTAINED THEREIN. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

Gordon Tremain	"Gordon Tremain"	January 28, 2002
NAME OF DIRECTOR	SIGNATURE	January 28, 2002
Raj Raniga	"Raj Raniga"	January 28, 2002
NAME OF DIRECTOR	SIGNATURE	January 28, 2002

Consolidated Financial Statements of

TECHNOVISION SYSTEMS INC.

(Prepared by Management)

Quarters ended November 30, 2001 and 2000

TECHNOVISION SYSTEMS INC.

Consolidated Balance Sheet
(Unaudited - Prepared by Management)

November 30, 2001 and 2000

	November 30, 2001	May 31, 2001	November 30, 2000
Assets			
Current assets:			
Cash and cash equivalents	$ -	$ 116,644	$ 310,572
Term Deposit	-	500,000	1,500,000
Accounts receivable	399,020	765,156	213,813
Inventory	24,013	15,612	3,741
Prepaid expenses	57,675	52,040	17,667
	480,708	1,449,452	2,045,793
Capital assets (Note 3)	3,535,232	3,604,807	2,666,963
Deferred charges	132,167	151,056	215,379
Intangible assets (Note 4)	2,725,554	3,479,825	502,716
	$ 6,873,661	$ 8,685,140	$ 5,430,851
Liabilities and Shareholders' Equity			
Current Liabilities:			
Bank indebtedness	$ 295,852	$ 528,944	$ -
Promissory note Payable (Note 5)	203,314	508,288	-
Accounts payable and accrued liabilities	1,141,705	1,003,125	297,189
Deferred revenue	209,206	258,178	114,776
income tax payable	1,238	1,432	268,698
Current portion of obligations under capital leases (Note 6)	285,075	387,114	-
Current portion of long-term debt (Note 7)	703,504	831,555	253,200
	2,839,894	3,518,636	933,863
Obligations under capital leases (Note 6)	84,135	182,234	-
Long-term debt (Note 7)	967,226	1,251,613	542,493
Future income taxes	-	-	253,305
	3,891,255	4,952,483	1,729,661
Shareholders' equity:			
Share capital (Note 8)	3,801,748	3,825,111	2,494,290
Retained earnings (deficit)	(819,342)	(92,454)	1,206,900
	2,982,406	3,732,657	3,701,190
	$ 6,873,661	$ 8,685,140	$ 5,430,851

Commitments and contingencies (Note 9)

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

________________ Director ________________ Director

TECHNOVISION SYSTEMS INC.

Consolidated Statement of Operations and Retained Earnings
(Unaudited - Prepared by Management)

Quarters ended November 30, 2001 and 2000

	Six months ended November 30, 2001	Six months ended November 30, 2000	Three months ended November 30, 2001	Three months ended November 30, 2000
Revenue	$ 5,857,470	$ 3,399,182	$ 2,778,155	$ 1,671,276
Cost of Sales	3,308,904	1,458,842	1,522,405	668,529
Gross Margin	2,548,566	1,940,340	1,255,750	1,002,747
Expenses:				
Advertising and promotion	78,268	51,002	29,581	24,714
Amortization of goodwill and customer lists	754,375	26,457	377,183	11,242
Amortization of capital assets	255,152	144,090	128,096	74,592
Automobile	500	3,139	8	1,813
Bad debts	59,997	25,626	57,254	(34,647)
Bank and credit card charges	87,306	35,560	41,284	17,621
Commissions	6,130	26,854	3,820	9,677
Consulting fees	580,616	526,840	286,636	280,340
Insurance, taxes, subscriptions	29,222	6,796	16,959	3,503
Interest - long term debt	157,358	40,699	80,577	19,269
Management wages	155,889	79,458	58,237	51,896
Office and other	44,473	44,591	21,395	20,554
Professional fees	231,056	25,715	167,938	(8,585)
Property and capital taxes	11,405	17,766	5,702	4,268
Rent	188,009	10,370	92,975	4,004
Repairs and maintenance	15,357	13,644	(249)	8,109
Stock exchange fees	16,869	8,839	15,794	7,862
Telephone	46,100	41,004	10,649	23,144
Travel	5,613	-	3,880	-
Utilities	8,739	16,393	4,848	13,430
Wages and benefits	488,295	146,782	212,372	85,429
	3,220,729	1,291,625	1,614,939	618,235
Income (loss) before undernoted and income tax	(672,163)	648,715	(359,189)	384,512
Other income and expenses (Note 10)	1,940	36,825	365	19,455
Unusual items (Note 11)	(56,664)	-	(28,545)	-
Income (loss) before taxes	(726,887)	685,540	(387,369)	403,967
Income taxes	-	354,957	-	242,328
Net earnings (loss)	(726,887)	330,583	(387,369)	161,639
Retained earnings (deficit), begininnig of year	(92,455)	876,316	(431,973)	1,045,260
Retained earnings (deficit) , end of quarter	$ (819,342)	$ 1,206,899	$ (819,342)	$ 1,206,899
Net earnings (loss) per share	$ (0.04)	$ 0.03	$ (0.02)	$ 0.01
EBITDA	$ 439,998	$ 896,786	$ 198,487	$ 509,070

See accompanying notes to financial statements

TECHNOVISION SYSTEMS INC.

Consolidated Statement of Cash Flows
(Unaudited - Prepared by Management)

Quarters ended November 30, 2001 and 2000

	Six months ended November 30, 2001	Six months ended November 30, 2000
Cash provided by (used in):		
Operating Activities:		
Cash receipts from customers	**$ 6,090,220**	$ 3,432,505
Cash paid to suppliers and employees	**(5,175,960)**	(2,512,730)
Interest received	**1,940**	32,807
Interest paid	**(138,608)**	(40,699)
Income taxes paid	**(194)**	(20,759)
Contract settlement	**(30,000)**	-
Other	**(1,773)**	4,018
	$ 745,625	$ 895,142
Investing Activities:		
Deferred financing and acquisition costs	**-**	(215,379)
Business acquisitions	**-**	-
Purchase of capital assets	**(185,681)**	(134,204)
	(185,681)	(349,583)
Financing Activities:		
Loan proceeds	**-**	258,558
Principal repayment on promissory note	**(304,974)**	-
Principal repayment on long-term debt	**(412,438)**	-
Principal repayment on capital lease obligations	**(226,084)**	-
Shares issued	**-**	132,144
Advance repaid by related parties	**-**	(19,216)
	(943,496)	371,486
Increase (decrease) in cash and cash equivalents	**(383,552)**	917,045
Cash and cash equivalents, beginning of year	**87,700**	893,527
Cash and cash equivalents, end of quarter	**$ (295,852)**	$ 1,810,572

See accompanying notes to consolidated financial statements.

1. Nature of operations:

Technovision Systems Inc. (the "Company") was incorporated on January 19, 1988 under the Company Act of British Columbia. Its principal business activity is the provision of Internet access and related services.

2. Significant accounting policies:

(a) Basis of presentation:

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include the accounts of the Company and its wholly owned subsidiaries, Panther Computer Systems Inc. ("Panther"), iTCanada.com Inc. and 1340362 Ontario Ltd. All significant inter-company transactions and balances have been eliminated.

(b) Cash and cash equivalents:

Cash and cash equivalents represent cash on deposit and term deposits having terms to maturity of 90 days or less when acquired.

(c) Term deposits:

Term deposits have terms to maturity of greater than 90 days but less than one year when acquired.

(d) Inventory:

Inventory consists of used modems for resale and various computer and office supplies. Inventory is valued at the lower of cost and net realizable value.

(e) Capital assets:

Capital assets are recorded at the lower of cost less accumulated amortization, and net realizable value. Amortization is provided on a declining-balance basis at annual rates designed to amortize the assets over their estimated useful lives as follows:

Asset	Rate
Building	4%
Automobile	30%
Online equipment	15%
Office equipment	20%
Software	100%
Signs	20%

2. Significant accounting policies (continued):

(f) Deferred charges:

Deferred charges consist of financing fees that are amortized over the term of the related long-term debt, and business acquisition costs incurred with respect to potential targets for which negotiations were still ongoing as at year-end. Business acquisition costs will be recorded as part of the purchase price if the transaction is completed successfully, or expensed if an acquisition does not proceed.

(g) Intangible assets:

The excess of the purchase price over the fair values of the net assets acquired has been allocated to identifiable intangible assets, including customer lists, trademark and goodwill. Intangible assets are being amortized on a straight-line basis over three years. On an ongoing basis, management reviews the valuation and amortization of intangible assets, taking into consideration any events and circumstances which might have impaired the fair value. Intangible assets are written down to fair value on an individual intangible asset basis when declines in value are considered to be other than temporary based upon a comparison of the asset's carrying values to the undiscounted amount of expected future cash flows derived from that asset.

(h) Income taxes:

In December 1997, the Accounting Standards Board of the Canadian Institute of Chartered Accountants ("CICA") issued Section 3465 of the CICA Handbook, Income Taxes ("Section 3465"). Section 3465 requires a change from the deferred method of accounting for income taxes to the asset and liability method.

Under the asset and liability method of Section 3465, future income taxes and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to be in effect when these temporary differences reverse. Under Section 3465, the effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the substantive enactment date.

Pursuant to the deferral method, which was applied in 1999 and prior years, deferred income taxes were recognized for income and expense items that were reported in different years for financial reporting purposes and income tax purposes using the tax rate applicable for the year of the calculation. Under the deferral method, deferred taxes were not adjusted for subsequent changes in tax rates.

The Company has adopted the new standard effective June 1, 2000 without restatement of prior year financial statements. However, the Company has determined that there is no effect on the prior years' results.

2. Significant accounting policies (continued):

(o) Comparative figures:

Certain comparative figures have been reclassified to conform to the financial statement presentation adopted in the current quarter.

3. Capital assets:

	Cost	Accumulated amortization	Net book value
Land	$ 639,104	$ –	$ 639,104
Building	479,063	92,971	386,092
Automobile	25,578	19,239	6,339
Online equipment	3,339,930	1,127,076	2,212,854
Office equipment	321,350	134,290	187,060
Software	355,956	257,847	98,109
Signs	15,155	9,481	5,674
	$ 5,176,136	$ 1,640,904	$ 3,535,232

4. Intangible assets:

	Cost	Accumulated amortization	Net book value
Trademark	$ 80,000	$ 26,667	$ 53,333
Customer lists	4,446,272	1,774,162	2,672,110
Incorporation costs	221	110	111
	$ 4,526,493	$ 1,800,939	$ 2,725,554

5. Promissory note payable:

Promissory note is repayable in monthly installments of $50,829. The note bears interest at a rate of 15% per annum, which will be forgiven if all monthly payments are made on time. The note is secured by a Release Agreement, which will become void if the Company is in default of payments.

6. Obligations under capital leases:

The Company leases online and office equipment under capital leases expiring at various dates to 2004. As at November 30, 2001, future minimum lease payments under these leases are as follows:

2002	$	339,991
2003		65,566
Total minimum lease payments		405,557
Amount representing interest (at rates ranging from 9.45% to 25.50%)		36,347
Present value of net minimum capital lease payments		369,210
Current portion of obligations under capital leases		285,075
	$	84,135

Interest of $16,391 (2000 – nil) relating to capital lease obligations has been included in interest expense.

7. Long-term debt:

	2001	2000
Aldergrove Credit Union: Commercial mortgage payable in monthly instalments of $523 plus interest at prime plus 1% per annum and secured by land and building and assignment of rental income	$ 411,000	$ 416,680
Royal Bank of Canada: Loan payable in monthly instalments of $22,562 plus interest at the bank's prime lending rate plus 1% per annum. The loan is secured by a general security agreement covering all property, guarantee and postponement of claim by Panther, and a collateral first mortgage of $200,000 on land and building owned by Panther	134,730	379,013
Royal Bank of Canada: Loan payable in monthly instalments of $46,875 plus interest at the bank's prime lending rate plus 1.25% per annum. The loan is secured by a general security agreement covering all property, guarantee and postponement of claim by Panther, a collateral first mortgage of $200,000 on land and building owned by Panther and $500,000 collateral provided by the President and CEO of the Company	1,125,000	–
	1,670,730	795,693
Current portion of long-term debt	703,504	253,200
	$ 967,226	$ 542,493

7. Long-term debt (continued):

Principal payments due in the next five years are as follows:

2002	$ 703,504
2003	568,774
2004	6,274
2005	6,274
2006	6,274
	$ 1,291,100

8. Share capital:

(a) Authorized:

100,000,000 common shares without par value

(b) Issued and outstanding:

	Number of shares	Amount
Balance, May 31, 2000	11,205,188	2,362,146
Issued on exercise of share options	20,000	16,000
Issued on exercise of share purchase warrants	144,994	126,145
Issued on acquisition of businesses	10,741,932	1,320,820
Cancellation of escrowed shares issued on a business combination.	(5,258,128)	–
Balance, May 31, 2001	16,853,986	3,825,111
New shares issued	-	-
Shares returned to treasury for debt settlement	(80,000)	(23,363)
Cancellation of escrowed shares issued on a business combination.	(909,092)	-
Balance, November 30, 2001	15,864,894	$ 3,801,748

As at November 30, 2001, 4,903,707 (2000 – 785,904) common shares of the Company are held subject to escrow agreements under which the shares may not be transferred, assigned or otherwise dealt with without the consent of regulatory authorities.

(c) Share purchase options:

The Company presently does not have a formal plan for the granting of stock options. Pursuant to the policies of the Canadian Venture Exchange ("CDNX"), the Company may grant incentive stock options to its officers, directors and employees. CDNX policies permit the Company's directors to grant incentive stock options for the purchase of shares of the company to persons in consideration for services. Stock options must be non-transferable and the aggregate number of

8. **Share capital (continued):**

shares that may be reserved for issuance pursuant to stock options may not exceed 10% of the issued shares of the Company at the time of granting and may not exceed 5% to any individual.

The exercise price of stock options is determined by the board of directors of the Company at the time of grant and may not be less than the average closing price of the Company's shares on the ten trading days immediately preceding the day on which the option is granted and publicly

announced. Options have a maximum term of ten years and terminate 30 days following the termination of the optionee's employment, except in the case of retirement, death or disability, in which case they terminate one year after the event. Options vest at the time of granting and are exercisable at any time.

The Company has 1,088,000 stock options outstanding as at November 30, 2001 (2000 – 1,070,000). Details of options granted are as follows:

	Number of shares	Weighted average exercise price
Balance, May 31, 2001	1,058,000	$ 0.80
Granted	-	-
Exercised	-	-
Balance, November 30, 2001	1,088,000	$ 0.80

The Company has 1,058,000 director and employee stock options outstanding at November 30, 2001 exercisable at $0.80 per share with an expiry date of January 10, 2005.

9. **Commitments and contingencies:**

(a) The Company has obligations under long-term contracts with suppliers of communications services relating to the internet service business for various periods up to the year 2006. The contracts have minimum monthly base charges and pre-determined penalties if terminated early. Future minimum lease payments under these contracts as at November 30, 2001 are as follows:

2002	$ 11,375,696
2003	13,520,680
2004	16,533,756
2005	15,406,676
2006 and thereafter	40,000
	$ 56,876,810

13. Contract and debt settlement:

(a) On September 26, 2001, the Company agreed with Ross Jepson, former shareholder of iTCanada.com Inc., to pay $100,000 in agreement to the following:

(*i*) non-competition and confidentiality agreement;

(*ii*) Ross Jepson to release the Company from the employment contract signed by him; and

(*iii*) return to treasury 909,092 of the shares in the iTCanada.com Inc. agreement.

(b) On October 15, 2001, 80,000 shares were returned to treasury in settlement of account receivable owing to the Company at May 31, 2001.